UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The Results of the 58th Ordinary General Meeting of Shareholders

	Agenda 1 : Approval of Financial Statements for the 58th FY

(From January 1, 2025 to December 31, 2025)

(Year-end dividend per share : KRW 2,500)

•	Agenda 1 is approved by the 58th Ordinary General Meeting of Shareholders as proposed.

Item (Unit : million of KRW)	Consolidated	Separate

Total Assets	105,192,438	51,815,585

Total Liabilities	42,814,747	3,877,316

Share Capital	482,403	482,403

Total Equity	62,377,691	47,938,268

Revenue	69,094,886	1,403,310

Operating Profit	1,827,063	976,825

Profit	504,403	494,878

Net Profit per Share (in KRW)	8,697	6,544

<Approval of Dividend Distribution>

Details	2025
1. Annual Dividend per Share (KRW)	10,000
- Year-End Dividend (KRW)	2,500
- Quarterly Dividend (KRW)	7,500
2. Dividend Yield Ratio (%) ( = Annual Dividend per Share / Market Price)	2.8

	Agenda 2: Partial Amendments of the Articles of Incorporation

- 2-1 : Title Change to Independent Director

- 2-2 : Increase Audit Committee Members to be Separately Appointed

- 2-3 : Expand Voting Restrictions per the Appointment/Dismissal of Audit Committee Members

- 2-4 : Introduce Electronic General Shareholder Meeting

- 2-5 : Delete Provision Regarding Separate Cumulative Voting

•	Agenda 2 (2-1 to 2-5) is approved by the 58th Ordinary General Meeting of Shareholders as proposed.

Agenda	Before Amendment	After Amendment	Purpose of Change

Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Outside Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Outside Directors shall constitute the majority of the total number of the Directors.

Article 27. Number of the Directors

The total number of Directors of the Company shall be at least three (3) but no more than thirteen (13) Directors, among which the Independent Directors shall be eight (8) persons or less and Inside Directors shall be five (5) persons or less. The Independent Directors shall constitute the majority of the total number of the Directors.

	Article 30. Recommendation of Candidate for Outside Directors	Article 30. Recommendation of Candidate for Independent Directors

2-1

(1) A candidate for Outside Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Outside Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Outside Director.

(1) A candidate for Independent Director shall be recommended by the Director Candidate Recommendation Committee as prescribed in Paragraph (1) of Article 45. Such candidates shall be among those qualified persons as prescribed in Article 31.

(2) A shareholder holding voting shares of the Company may recommend a candidate for Independent Director to the Director Candidate Recommendation Committee by the exercise of the shareholder proposal right under the applicable legislation.

(3) The Director Candidate Recommendation Committee shall determine the details regarding recommendation for, and evaluation on qualification of, candidates for Independent Director.

Title change aligned to Commercial Act amendment

Article 31. Qualification for Candidate for Outside Directors

An Outside Director must have sufficient and professional knowledge or experience in the areas of industry, finance, education, law, accounting and public administration and also must be qualified under the relevant laws.

Article 31. Qualification for Candidate for Independent Directors

An Independent Director must have sufficient and professional knowledge or experience in the areas of industry, finance, education, law, accounting or public administration and also must be qualified under the relevant laws.

Article 35. By-Election

(2) In the event that the number of Outside Directors is less than a majority of total number of Directors due to death or resignation of Outside Directors or for any other reason, Outside Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Outside Directors to constitute a majority of total number of Directors.

Article 35. By-Election

(2) In the event that the number of Independent Directors is less than a majority of total number of Directors due to death or resignation of Independent Directors or for any other reason, Independent Directors shall be elected to fill the vacancy at the General Meeting of Shareholders to be held first after such cause so as for the number of Independent Directors to constitute a majority of total number of Directors.

Article 36. Remuneration of Directors (3) The Company may pay to Outside Directors for expenses incurred during performance of services as required of Outside Directors.	Article 36. Remuneration of Directors (3) The Company may pay to Independent Directors for expenses incurred during performance of services as required of Independent Directors.

Article 40. Chairman of the Board of Directors

(1) The Chairman of the Board shall be appointed by the resolution of the Board of Directors among Outside Directors.

(3) In the event that the Chairman of the Board cannot preside at a Meeting of the Board of Directors, Outside Director in order of seniority (if the seniority is the same, the oldest has the priority) shall take his place as Chairman of the Board.

Article 40. Chairman of the Board of Directors

(1) The Chairman of the Board shall be appointed by the resolution of the Board of Directors among Independent Directors.

(3) In the event that the Chairman of the Board cannot preside at a Meeting of the Board of Directors, an Independent Director in order of seniority (if the seniority is the same, the oldest has the priority) shall take his place as Chairman of the Board.

Article 48. Constitution and Appointment of Members of Audit Committee

(1) The Audit Committee of the Company shall consist of three (3) or more Directors. All of the members shall be elected from among the Outside Directors.

Article 48. Constitution and Appointment of Members of Audit Committee (1) The Audit Committee of the Company shall consist of three (3) or more Directors, all of whom shall be Independent Directors.

2-2

Article 48. Constitution and Appointment of Members of Audit Committee

(1) The Audit Committee of the Company shall consist of three (3) or more Directors. All of the members shall be elected from among the Outside Directors.

Article 48. Constitution and Appointment of Members of Audit Committee

(1) The Audit Committee of the Company shall consist of three (3) or more Directors, all of whom shall be Independent Directors. After Directors are elected at a General Meeting of Shareholders, the Company shall appoint the members of the Audit Committee from among the elected Directors; provided, however, that two (2) members of the Audit Committee shall be elected by a resolution of the General Meeting of Shareholders as Directors who are also members of the Audit Committee, separately from the other Directors.

AOI amendment to raise the number of Audit Committee members to be separately appointed

2-3

Article 48. Constitution and Appointment of Members of Audit Committee

(2) A member of the Audit Committee shall be appointed or dismissed at the General Meeting of Shareholders. When appointing a member of the Audit Committee, a shareholder holding more than three percent (3%) of the Company’s issued and outstanding shares shall not be entitled to exercise his voting rights for that excess portion.

Article 48. Constitution and Appointment of Members of Audit Committee

(2) A member of the Audit Committee shall be appointed or dismissed at the General Meeting of Shareholders. When appointing or dismissing a member of the Audit Committee, a shareholder holding more than three percent (3%) of the Company’s issued and outstanding shares with voting rights (if such shareholder is the largest shareholder, for calculating the number of shares held by the largest shareholder, his/her shares, along with those owned by his/her specially related person(s), and other person(s) specified by the Enforcement Decree of the Korean Commercial Code, shall be added up together) shall not be entitled to exercise his voting rights for that excess portion.

Explicit language to restrict voting beyond 3% voting shares per the appointment /dismissal of Audit Committee members

2-4	Article 19. Convening of General Meeting of Shareholders -

Article 19. Convening of General Meeting of Shareholders

(5) The Company shall hold General Meetings of Shareholders in a manner that allows some shareholders to participate in and vote on resolutions from remote locations by electronic means, without being physically present at a venue of the meeting.

AOI amended to introduce electronic GSM
	Article 23. Vote by Proxy (2) A proxy shall submit a document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders.	Article 23. Vote by Proxy (2) A proxy shall submit a document or an electronic document evidencing the power of representation to the Company before the opening of the General Meeting of Shareholders.

2-5

Article 28. Election of the Directors and Representative Directors

(3) If Directors are appointed by a cumulative voting, the Inside Directors and the Independent Outside Directors are separately considered, and then, the cumulative voting shall apply to each group.

		Article 28. Election of the Directors and Representative Directors -	AOI amended to introduce unified cumulative voting
-	-	ADDENDA 1. Effective Date (March 24, 2026) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.	-
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ADDENDA 2. Transitional Measures for a Venue and Method of a General Meeting of Shareholders, and Proxy Voting (March 24, 2026)

The amended provisions of Article 19 and Article 23, Paragraph (2) shall come into force on January 1, 2027.

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ADDENDA 3. Transitional Measures for Voting Restrictions for Election and Dismissal of Independent Directors and Audit Committee Members (March 24, 2026)

The amended provisions of Articles 27, 30, 31, 35, 36, 40, and 48 shall come into force on July 23, 2026; provided, however, that the amended provision of the second sentence of Article 48, Paragraph (1) shall be effective from the date on which it is approved by the resolution at the Ordinary General Meeting of Shareholders for the 58th fiscal year.

	Agenda 3: Appointment of Inside Directors

- 3-1: Appointment of LEE, Ju Tae as Inside Director

- 3-2: Appointment of KIM, Ki Soo as Inside Director

- 3-3: Appointment of CHUNG, Seok Mo as Inside Director

•	Agenda 3 (3-1 to 3-3) is approved by the 58th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience	Term
Recommended by

LEE, Ju Tae (3-1)	February 25, 1964

2025.3~ (Present) Head, Corporate Strategy Division (President), POSCO HOLDINGS INC.

2024.4 (Former) Head, Corporate Strategy Team (Sr. EVP), POSCO HOLDINGS INC.

2023.3 (Former) Head, Corporate Planning & Finance Division (Sr. EVP & Inside Director), POSCO

2021.1 (Former) Head, Purchasing and Investment Division (Sr. EVP), POSCO

1 Year
Board of Directors

2019.1 (Former) Head of Management Strategy Office (EVP), POSCO

2018.2 (Former) Representative President (EVP), POSCO Asia (Hong Kong)

2015.3 (Former) Representative President (Sr.VP), POSCO Asia (Hong Kong)

2014.7 (Former) Representative President (Sr.VP), POSCO-America (USA)

KIM, Ki Soo (3-2)	April 18, 1965

2024.3~ (Present) Head, New Experience of Technology Hub, Group CTO (Sr. EVP & Inside Director), POSCO HOLDINGS INC.

2024.1 (Former) Head, Technical Research Laboratories (Sr. EVP), POSCO

2023.1 (Former) Head, Steel Manufacturing Process R&D Center (Sr. EVP), POSCO

1 Year
Board of Directors

2022.1 (Former) Head, Low-Carbon Process R&D Center (EVP), POSCO

2020.1 (Former) Head, Process Engineering R&D Center (EVP), POSCO

2019.1 (Former) Head, Process Engineering R&D Center (VP), POSCO

2017.2 (Former) Head, Engineering Solution Office (Sr. VP), POSCO

2014.6 (Former) Head, Research Infrastructure Group (VP), POSCO

CHUNG, Seok Mo (3-3)	November 3, 1966

2025.12~ (Present) Head, Business Synergy Division (Sr. EVP), POSCO HOLDINGS INC.

2025.1 (Former) Head, Industrial Gas Business Unit (EVP), POSCO & (concurrently) President, POSCO ZHONGTAI AIR SOLUTION

1 Year
	Board of Directors	2022.2 (Former) Head, Industrial Gas Business TF Team (EVP), POSCO 2020.1 (Former) Head, Secondary Battery Materials Business Office (Sr. VP), POSCO 2018.1 (Former) President, eNtoB

	Agenda 4: Appointment of LEE, Hee Geun as Non-Standing Director

•	Agenda 4 is approved by the 58th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience	Term
Recommended by
LEE, Hee Geun	December 28, 1962

2025.3~ (Present) Representative Director & President, POSCO

2024.11 (Former) Head, Facilities Competitiveness Enhancement TF Team (Sr.EVP)

2023.3 (Former) Head, Safety & Environment Division (Inside Director & Sr.EVP)

1 Year
	Board of Directors	2021.3 (Former) Representative Director & President, POSCO M-Tech 2018.1 (Former) Deputy Head, Pohang Works Iron and Steelmaking Sector (Sr.VP), POSCO

	Agenda 5: Appointment of KIM, Jooyoun as Outside Director

•	Agenda 5 is approved by the 58th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience	Term
Recommended by
KIM, Jooyoun	June 29, 1967

2023~ (Present) Outside Director, SK Innovation Co., Ltd.

2019~2022 (Former) Vice Chair, P&G Korea/Japan & Global Chief Marketing Officer, P&G Grooming

2018~2019 (Former) Vice President, P&G Gillette Asia

2016~2018 (Former) CEO, P&G Korea

2012~2015 (Former) Marketing Director, P&G Asia-Pacific India

2011~2012 (Former) Global Brand Franchise Leader, P&G

2005~2010 (Former) Marketing Director, P&G Korea

3 Years
Director Candidate Recommendation Committee

	Agenda 6: Appointment of KIM, Joongi as Outside Director to Serve on the Audit Committee

•	Agenda 6 is approved by the 58th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience	Term
Recommended by
KIM, Joongi	May 13, 1965

2023~ (Present) Outside Director, POSCO HOLDINGS INC.

2008~ (Present) Professor of Law, Yonsei University Law School

2024~ (Present) Co-Chair, International Bar Association(IBA) Asia Pacific Arbitration Group

2021~ (Present) Member/Alternative member, ICC International Court of Arbitration

2018~ (Present) Member, International Arbitration Committee, KCAB International

3 Years
Director Candidate Recommendation Committee

2013~ (Present) Arbitrators, International Centre for Settlement of Investment Disputes (ICSID)

1998~2008 (Former) Professor, Graduate School of International Studies, Yonsei University

2003~2007 (Former) Founding Executive Director, Hills Governance Center in Korea

1995~1998 (Former) Professor of Business Administration, Hongik University

1992~1995 (Former) Attorney, Foley & Lardner

	Agenda 7: Approval of Director Remuneration Limit (FY2026)

•	Agenda 7 is approved by the 58th Ordinary General Meeting of Shareholders as proposed.

☐	The director remuneration limit (to be approved) in the FY 2026:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2025:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 24, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President